Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, of our report dated June 19, 2009 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption on January 1, 2006 of Financial Accounting Standards Board Staff Position No. 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable) relating to the consolidated financial statements of A123 Systems, Inc. and subsidiaries appearing in Amendment No. 8 to Registration Statement No. 333-152871 on Form S-1 and  related Prospectus of A123 Systems, Inc.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
September 23, 2009